# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: CTW Cayman, CIK 0002047148
CUSIP: G2589A105
Title of class of securities: Class A ordinary shares, par value US$0.0001 per share
Address of issuer's principal executive offices: 29F, 1 Chome-9-10, ARK Hills, Sengokuyama Mori Tower, Roppongi, Minato City, Japan (M0), 106-0032
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0002099454

## Reporting persons
- Ryuichi Sasaki: type of reporting person: individual (IN); citizenship or place of organization: China (F4); sole voting power 60,000,000; shared voting power 0; sole dispositive power 60,000,000; shared dispositive power 0; aggregate amount beneficially owned 60,000,000 (96.15% of the class)
  Comment: Note to Row (5), (7) and (9): Represents (i) 48,000,000 Class A ordinary shares held by CTW (BVI) LTD and (ii) 12,000,000 Class B ordinary shares held by CTW (BVI) LTD, which are convertible into 12,000,000 shares of Class A ordinary shares at any time. CTW (BVI) LTD is a limited liability company incorporated in British Virgin Islands, in which Mr. Ryuichi Sasaki owns 100% of the equity interests.
  
  Note to Row (11): The percentage is calculated based on (i) 50,400,000 Class A ordinary shares issued and outstanding as of November 17, 2025, as reported by the Issuer's Form 20-F filed with the Securities and Exchange Commission on November 17, 2025, and (ii) assuming 12,000,000 Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares. Each holder of Class A ordinary share is entitled to one vote per share and each holder of Class B ordinary share is entitled to ten votes per share, on all matters requiring the votes of shareholders. The voting power of the shares beneficially owned represented 98.59% of the total outstanding voting power, calculated based on (i) 50,400,000 Class A ordinary shares issued and outstanding as of November 17, 2025, and (ii) 12,000,000 Class B ordinary shares issued and outstanding as of November 17, 2025, each as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on November 17, 2025.
- CTW (BVI) LTD: type of reporting person: other (OO); citizenship or place of organization: Virgin Islands British (D8); sole voting power 60,000,000; shared voting power 0; sole dispositive power 60,000,000; shared dispositive power 0; aggregate amount beneficially owned 60,000,000 (96.15% of the class)
  Comment: Note to Row (5), (7) and (9): Represents (i) 48,000,000 Class A ordinary shares held by CTW (BVI) LTD and (ii) 12,000,000 Class B ordinary shares held by CTW (BVI) LTD, which are convertible into 12,000,000 shares of Class A ordinary shares at any time. CTW (BVI) LTD is a limited liability company incorporated in British Virgin Islands, in which Mr. Ryuichi Sasaki owns 100% of the equity interests.
  
  Note to Row (11): The percentage is calculated based on (i) 50,400,000 Class A ordinary shares issued and outstanding as of November 17, 2025, as reported by the Issuer's Form 20-F filed with the Securities and Exchange Commission on November 17, 2025, and (ii) assuming 12,000,000 Class B ordinary shares held by such reporting person are converted into the same number of Class A ordinary shares. Each holder of Class A ordinary share is entitled to one vote per share and each holder of Class B ordinary share is entitled to ten votes per share, on all matters requiring the votes of shareholders. The voting power of the shares beneficially owned represented 98.59% of the total outstanding voting power, calculated based on (i) 50,400,000 Class A ordinary shares issued and outstanding as of November 17, 2025, and (ii) 12,000,000 Class B ordinary shares issued and outstanding as of November 17, 2025, each as reported in the Issuer's Form 20-F filed with the Securities and Exchange Commission on November 17, 2025.

## Item 1. Issuer
Name of issuer: CTW Cayman
Address of issuer's principal executive offices: 29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower, Roppongi, Minato City, Tokyo 106-0032, Japan

## Item 2. Person Filing
Name of person filing:
(i) Ryuichi Sasaki; and
(ii) CTW (BVI) LTD (each a "Reporting Person", collectively, the "Reporting Persons").
Address of principal business office or, if none, residence:
The addresses of the Reporting Persons are:

For Ryuichi Sasaki:
29F, 1 Chome-9-10, ARK Hills Sengokuyama Mori Tower, Roppongi, Minato City, Tokyo 106-0032, Japan

For CTW (BVI) LTD:
Aegis Chambers, 1st Floor, Ellen Skelton Building, 3076 Sir Francis Drake's Highway, Road Town, Tortola, VG1110, British Virgin Islands
Citizenship:
Ryuichi Sasaki - China
CTW (BVI) LTD - British Virgin Islands

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned: See responses to Item 9 on each cover page.
Percent of class: See responses to Item 11 on each cover page.
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page.
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page.
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page.
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Exhibit 99.1 - Joint Filing Agreement by and among the Reporting Persons dated December 8, 2025

## Signatures
- Ryuichi Sasaki: /s/ Ryuichi Sasaki, Ryuichi Sasaki (12/08/2025)
- CTW (BVI) LTD: /s/ Ryuichi Sasaki, Ryuichi Sasaki/Director (12/08/2025)